United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2015

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On July 29th, 2015, at 09:30am, met, on an ordinary meeting at the head office of Vale S.A. (“Vale”), located at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, the effective members of Vale’s Board Messrs. Dan Conrado - Chairman, Gueitiro Matsuo Genso, Marcel Juviniano Barros, Tarcísio José Massote de Godoy (by conference call), Fernando Jorge Buso Gomes, Oscar Augusto de Camargo Filho, Alberto Ribeiro Guth (by conference call), and the alternate members of the Board Messrs. Yoshitomo Nishimitsu, Victor Guilherme Tito, Carlos Roberto de Assis Ferreira. Mr. Clovis Torres acted as Secretary of the Board Meeting. These directors then passed a resolution, by unanimity, on the following matter:: “SALE OF PREFERRED SHARES OF MINERAÇÕES BRASILEIRAS REUNIDAS S.A. — (…) the Board of Directors approved, with the assent of the Financial, Governance and Sustainability Committee and the Audit Committee, as reported by the Audit Committee member Aníbal Moreira dos Santos, and the KPMG Auditores Independentes, as reported by Mr. Manoel Fernandes, these two last presents at the meeting: (…) (iii.b) the issuance by  Vale, followed by purchase by MBR, of the 4th issuance of private, simple, unsecured debentures, non-convertible into shares, in the amount of up to R$3,000,000,000.00, with interest rate and maturity of interest to be determined by the Director of Treasury and Corporate Finance, and final maturity upon 72 months from the closing of the transaction, and the possibility of partial or total redemption as of the first anniversary of the issuance of the debentures (…).” I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, August 31, 2015.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: August 31, 2015		Director of Investor Relations